

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

John Hamm
Chief Financial Officer
Cumberland Pharmaceuticals Inc.
1600 West End Avenue, Suite 1300
Nashville, Tennessee 37203

> **Re: Cumberland Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed December 14, 2023**
> **File No. 333-276052**

Dear John Hamm:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tonya Mitchem Grindon, Esq.